

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Zackary Irani
Chairman & Chief Executive Officer
Biomerica, Inc.
17571 Von Karman Avenue
Irvine, California 92614

>   **Re: Biomerica, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 21, 2020**
>   **File No. 333-239980**

Dear Mr. Irani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Jason Lee, Esq.